Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

March 5, 2018	NR 18-03

Alianza Acquires High-Grade Silver Project in Historic Keno Hill District, YT

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Mt. Haldane vein system traced for up to 2 km on surface. Potential for strike extension and additional vein structures

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Middlecoff (24.7 tonnes of 3,102 g/t silver, 59% lead) and Johnson (2.1 tonnes of 4,602 g/t silver, 57.9% lead) small-scale workings date back to 1918-1927.

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Underground drilling results include 1.2 metres of 2,791 g/t silver, 18.7% lead at Middlecoff.

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Road accessible – within 5 km of highway, four-wheel drive road to main showing area

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Project shares key characteristics including geological setting and mineralization style with the Keno Hill deposits.

Vancouver B.C. – March 5, 2018 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza” or the “Company”) reports that, subject to TSX-V approval, it has purchased the Haldane Silver Property in the historic Keno Hill Silver District of Yukon Territory from Equity Exploration Consultants Ltd. (“Equity”).  The 7,665 hectare (388 claims) Haldane Property is located 25 km west of Keno City, YT, and is host to the Mt. Haldane Vein System where limited exploration has identified high grade silver-lead-zinc+/-gold mineralization on surface and in small scale underground mining.

“We are excited to acquire the Haldane Property,” stated Jason Weber, P.Geo., President and CEO of Alianza Minerals. “The Keno Hill District has a long history of high-grade silver production and is experiencing a revival with the recent permit approval for Alexco’s deposits in the main Keno camp. The Haldane property represents a unique opportunity in this mature district as, due to a number of factors, it has not had coherent modern exploration programs. We believe that with a systematic exploration approach there is excellent potential to find substantial high-grade silver mineralization.”

Haldane Silver Property

Mineralization at the Haldane Property consists of structurally-controlled, silver-bearing veins in the western Keno Hill Silver District in central Yukon Territory. Silver production began in the Keno district in 1913, with over 200 million ounces of silver produced through 1989. Production statistics from the Yukon government Minfile (2003) state that 4.87 million tonnes were mined at an average grade of 1,389 g/t silver, 5.62% lead and 3.14% zinc in that time.

Mineralization at Haldane consists of galena, sphalerite, tetrahedrite and pyrargyrite, with gangue of manganiferous siderite and quartz in veins hosted within Keno Hill quartzite in proximity to the Robert Service Thrust. This mineralization and setting bears a strong resemblance to the main Keno Hill deposits.

The north-trending Mt. Haldane Vein System (MHVS) is the main target area on the property, where initial exploration dates back to 1918. Early workers hand sorted ore from underground workings at the Middlecoff Zone in 1918-19, recovering a reported 24.7 tonnes of ore averaging 3,102 g/t silver and 59% lead. Later work at the Johnson Zone recovered 2.1 tonnes of ore averaging 4,602 g/t silver and 57.9% lead in 1927. Little work was done on the property until the 1960s when trenching and further underground development and drilling was conducted. Recent work, including, prospecting, mapping, soil geochemistry and limited diamond drilling, has shown that the MHVS veins show excellent potential for strike extension. Additional showings up to three kilometres east of the MHVS shows the potential for other mineralized structures on the property.

2018 Exploration Plan

Alianza’s preliminary plans for the 2018 field season at Haldane include additional prospecting and soil sampling to identify new vein structures and strike extension of known structures. This may be augmented by magnetics and Very Low Frequency (VLF) electromagnetics geophysical surveys, soil geochemical surveys and trenching. Equity Engineering Consultants Ltd. will undertake the 2018 program on Alianza’s behalf.

Purchase Terms

Alianza purchased the Haldane Property from Equity for the following consideration:

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issuing to Equity, 2,000,000 shares of Alianza upon receipt of TSX-V approval

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making two stage cash payments of $50,000 each to Equity by June 30, 2018 and June 30, 2019;

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making a final $100,000 payment in cash or by issuing the number of shares of equivalent value at the Alianza’s election, on June 30, 2019;

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and by making bonus share payments to Equity:

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issuing Equity 250,000 shares upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects) of 5,000,000 oz silver-equivalent at 500 g/t silver-equivalent;

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issuing Equity 500,000 shares upon the decision to commence construction of a mine or processing plant on any part of the Haldane Property.

Alianza has also agreed to grant Equity the right to manage exploration programs at Haldane through 2023 and to assume all the obligations with respect to the underlying 2% net smelter royalty on the property.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the Prospect Generator business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 35.4 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Murray Jones, MSc, P.Geo., of Equity Exploration Consultants Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Jones supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.